Communiqué sanofi-aventis

Yours contacts:

Robert Sebbag	Len Lavenda
Vice President, Solidarity Mission on Access to	Sanofi pasteur U.S. Media Relations
Medicine	Tél. : +1-570-839-4446
Sanofi-aventis	Len.Lavenda@sanofipasteur.com
Tél : +33-1-53-77-40-76
fax : +33-1-53-77-41-74	Beth Waters
Senior Vice President Communications
Sanofi pasteur
Tél : + 33-4-37-37-73-99
Fax : +33-4-37-37-79-76

Sanofi Pasteur’s New Polio Vaccine Licensed For Use In Novel Approach
To Global Eradication Efforts

First New Vaccine Against Polio in Decades to Be Used in Egypt,
Part of Innovative WHO Strategy

Lyon, France, 31 March 2005 – Sanofi pasteur, the vaccines business of the sanofi-aventis group, has received a license from the Agence Française de Securité Sanitaire des Produits de Santé (AFSSAPS) for a new polio vaccine, which is the first new vaccine developed to fight that disease in decades. The new vaccine – Monovalent Oral Polio Vaccine 1 or MOPV1 – will be used first in Egypt as a critical part of a new World Health Organization’s strategy to end polio transmission by the end of this year.

The WHO asked the company to mount an urgent program to develop, produce and license MOPV1 to meet this important public health need. Types 2 and 3 poliovirus already had been eliminated from Egypt, leaving only type 1 poliovirus in circulation. Current polio vaccines contain the 3 types of virus. Scientists believe that the single strain will be more efficient than a trivalent vaccine in stopping the virus. Sanofi pasteur has produced 50,000,000 doses of MOPV1 for use, once licensed by the National Organization for Drug Control and Research of Egypt, in mass immunization campaigns in Egypt starting in May. The vaccine has been produced at the company’s Val de Reuil, France facility.

“From green light to production in four months was a real challenge, and sanofi pasteur met that challenge,” said Dr. David Heymann, the WHO Director General’s representative for polio eradication.

“We’ve been proud to be part of polio vaccine history for 50 years, but this latest chapter is particularly significant because of this vaccine’s potentially unique role in helping to move eradication back on track,” said David J. Williams, chairman and CEO of sanofi pasteur and Senior Vice President, Vaccines, sanofi-aventis Group. “As a member of the immunization community and a partner in polio eradication, we felt that it was essential to respond to this need.“

Sanofi pasteur also will provide bulk MOPV1 to one manufacturer in India to fill and package for local use.

By 2005, sanofi pasteur will have donated 120 million doses of polio vaccine during a decade of partnership in Africa. The company will continue to commit resources to “finish the job and protect the investment” in polio eradication, supplying oral and inactivated polio vaccines and vaccine combinations containing IPV to meet the needs of eradication and prepare for the future of a polio-free world.

Sanofi pasteur is the world’s leading provider of polio vaccines, both oral and inactivated. The history of the company has been intertwined with that of the fight against polio for 50 years, including the development in 1954, in Toronto, Canada, of a novel growth medium (M199) from which came the virus used for the large-scale trial of the first polio vaccine, the Salk Vaccine, an inactivated polio vaccine (IPV). The 50th anniversary of the license of that vaccine is in April 2005. Consequently, the company felt it was particularly important to participate in this latest chapter because of the vaccine’s potentially significant role in moving eradication back on track.

About sanofi-aventis
The sanofi-aventis Group is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

2/3

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, sold 950 million doses of vaccine in 2004, making it possible to protect more than 500 million people across the globe, which is about 1.4 million per day. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit: www.sanofipasteur.com

Forward Looking Statement
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis and Aventis, including those listed under “Forward-Looking Statements” and “Risk Factors” in sanofi-aventis’s annual report on Form 20-F for the year ended December 31, 2003 and those listed under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Aventis’s annual report on Form 20-F for the year ended December 31, 2003. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

3/3